# SEC Schedule 13D/A (Amendment No. 1) — Beneficial ownership report by holders of more than 5% of a class

Issuer: 89bio, Inc., CIK 0001785173
CUSIP: 282559103
Title of class of securities: Common Stock, par value $0.001 per share
Address of issuer's principal executive offices: 655 MONTGOMERY STREET, SUITE 1500, SAN FRANCISCO, California (CA), 94111
Date of event which requires filing of this statement: 10/29/2025
Amends the filing with accession number 0000902664-25-004297
Filed by CIK 0001535978
Persons authorized to receive notices and communications: Robert Atchinson, Adage Capital Partners GP, L.L.C., 200 Clarendon Street, 52nd Floor, Boston, Massachusetts (MA), 02116, 617-867-2800

## Reporting persons
- Adage Capital Management, L.P. (CIK 0001535978): type of reporting person: investment adviser (IA), partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- Robert Atchinson (CIK 0001403404): type of reporting person: individual (IN), parent holding company or control person (HC); citizenship or place of organization: United States (X1); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- Phillip Gross (CIK 0001403413): type of reporting person: individual (IN), parent holding company or control person (HC); citizenship or place of organization: United States (X1); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Stock, par value $0.001 per share
Name of issuer: 89bio, Inc.
Address of issuer's principal executive offices: 655 MONTGOMERY STREET, SUITE 1500, SAN FRANCISCO, California (CA), 94111
Comment: This Amendment No. 1 ("Amendment No. 1") amends the statement on Schedule 13D filed with the Securities and Exchange Commission (the "SEC") on October 3, 2025 (the "Schedule 13D") relates to the shares of common stock, par value $0.001 per share (the "Common Stock"), of 89bio, Inc., a Delaware corporation (the "Issuer"). This Amendment No. 1 amends and restates Item 5 as set forth below. Capitalized terms used herein and not otherwise defined in this Amendment No. 1 have the meanings set forth in the Schedule 13D. This Amendment No. 1 is the final amendment to the Schedule 13D and constitutes an "exit filing" for the Reporting Persons.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: See rows (11) and (13) of the cover pages to this Schedule 13D for the aggregate number of shares of Common Stock and percentages of the shares of Common Stock beneficially owned by each of the Reporting Persons.
Number of shares as to which each person has sole or shared power to vote or dispose: See rows (7) through (10) of the cover pages to this Schedule 13D for the number of shares of Common Stock as to which each Reporting Person has the sole or shared power to vote or direct the vote and sole or shared power to dispose or to direct the disposition.
Transactions in the class effected during the past sixty days: The transactions in the shares of Common Stock since the filing of the Schedule 13D by the Reporting Persons, which were all in the open market, are set forth in Schedule A, and are incorporated herein by reference. In addition, on October 29, 2025, the Reporting Persons tendered all of their 13,097,587 shares of Common Stock into the tender offer pursuant to the Merger Agreement at an offer price of (i) $14.50 per share in cash, and (ii) one non-tradeable contingent value right per share, all as described in the Company's SEC filings.
Other persons with the right to receive dividends or sale proceeds: Not applicable.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: October 29, 2025

## Signatures
- Adage Capital Management, L.P.: /s/ Robert Atchinson, By: Adage Capital Partners LLC, its General Partner, By: Robert Atchinson, its Managing Member (10/31/2025)
- Robert Atchinson: /s/ Robert Atchinson, Robert Atchinson, Individually (10/31/2025)
- Phillip Gross: /s/ Phillip Gross, Phillip Gross, Individually (10/31/2025)